SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 AMENDMENT NO. 1
                                       TO
                                   SCHEDULE TO
         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

PUBLIC STORAGE PROPERTIES, LTD., a California Limited Partnership, PUBLIC STORAGE PROPERTIES IV, LTD., a California Limited Partnership, PUBLIC STORAGE PROPERTIES V, LTD., a California Limited Partnership

                          (Names of Subject Companies)

CMG PARTNERS, LLC, a Washington limited liability company, CMG VENTURES, LLC, a Washington limited liability company, CMG ACQUISITION FUND I, LLC, a Washington limited liability company, CMG ACQUISITION FUND II, LLC, a Washington limited liability company, CMG ACQUISITION FUND III, LLC, a Washington limited liability company, and CMG SPECIAL FUND, LLC, a Washington limited liability company, CMG Advisors, LLC, a Washington limited liability company, Mark J. Swenson and Steven C. Gregory.

                                    (Bidders)


                     Units of Limited Partnership Interests
                         (Title of Class of Securities)

         Subject Company                                           CUSIP Number

PUBLIC STORAGE PROPERTIES, LTD., a California Limited Partnership
PUBLIC STORAGE PROPERTIES IV, LTD., a California Limited Partnership PUBLIC STORAGE PROPERTIES V, LTD., a California Limited Partnership

                    (CUSIP Numbers of Classes of Securities)
                            -----------------------

                                    Copy to:

          Mark Swenson                         Craig B. Smith, Esquire
          CMG Partners, LLC                    Smith, Katzenstein & Furlow LLP
          999 3rd Avenue, Suite 3800           800 Delaware Avenue
          Seattle, Washington  98104           P.O. Box 410
          (206) 694-4530                       Wilmington, Delaware 19899
                                               (302) 652-8400

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                      Communications on Behalf of Bidders)

                            CALCULATION OF FILING FEE

      Subject                               Transaction    Amount of
      Company                                Valuation*   Filing Fee
      -------                               ------------  -----------

PUBLIC STORAGE PROPERTIES, LTD.,
     a California Limited Partnership       $  1,086,000  $     99.91
PUBLIC STORAGE PROPERTIES IV, LTD.,
     a California Limited Partnership       $  1,105,000  $    101.66
PUBLIC STORAGE PROPERTIES V, LTD.,
     a California Limited Partnership       $  1,086,000  $     99.91
                                            ------------  -----------
Total                                       $  3,277,000  $    301.48

    * For purposes of calculating the filing fee only. Assumes the purchase of the numbers of Units at the cash purchase prices set forth below for each of the subject companies.

       Subject                                 Offer Price   Maximum Number
       Company                                   Per Unit    of Units Sought
       -------                                 ------------  ---------------

PUBLIC STORAGE PROPERTIES, LTD.,
     a California  Limited  Partnership        $        905            1,200
PUBLIC STORAGE PROPERTIES IV, LTD.,
     a California  Limited  Partnership        $      1,105            1,000
PUBLIC STORAGE PROPERTIES V, LTD.,
     a California Limited Partnership          $        905            1,200



[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $301.48
Form or Registration Number: Schedule TO
Filing Party: Above Bidders
Date Filed: October 8, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going private transaction subject to Rule 13e-3
[ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

The Tender Offer Statement on Schedule TO filed on October 8, 2002, by CMG PARTNERS, LLC, a Washington limited liability company, CMG VENTURES, LLC, a Washington limited liability company, CMG ACQUISITION FUND I, LLC, a Washington limited liability company, CMG ACQUISITION FUND II, LLC, a Washington limited liability company, CMG ACQUISITION FUND III, LLC, a Washington limited liability company, and CMG SPECIAL FUND, LLC, a Washington limited liability company
(collectively the "Purchasers") relating to the purchase of Units of Limited Partnership Interest ("Units") for each of the subject limited partnerships (collectively the "Partnerships" and each a "Partnership"), is hereby amended as set forth herein. Except as amended hereby, all of the terms of the Offer and all disclosures set forth in the Schedule TO previously filed remain unchanged.

ITEMS 1 AND 2.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to Items 1 and 2 of this Statement.

ITEM 3.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to
Item 3 of this Statement. In addition to the purchasers identified in the Offer to Purchase, the following persons are being identified as filing persons because they may be deemed to be bidders by reason of their control over the purchasers identified in the Offer to Purchase: CMG Advisors, LLC, Mark J. Swenson and Steven C. Gregory.

CMG Advisors, LLC's principal place of business is located at 999 3rd Avenue, Suite 3800, Seattle, Washington 98104.

Each of Mr. Swenson and Mr. Gregory is a citizen of the United States of America.

Neither CMG Advisors, LLC, Mr. Swenson nor Mr. Gregory has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). Neither CMG Advisors, LLC, Mr. Swenson nor Mr. Gregory has been a party to any judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining it or him from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Other information concerning CMG Advisors, LLC, Mr. Swenson and Mr. Gregory required by this Item 3 appears in Schedule I to the Offer to Purchase and is expressly incorporated herein by reference in response to this Item 3.

ITEMS  4  AND  5.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to Items 4 and 5 of this Statement.

ITEM  6.

Items (c)(1) through (c)(6), inclusive, of Item 1006 of Regulation M-A are not applicable. The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated by reference in response to Item (c)(7) of Item 1006 of Regulation M-A.

ITEMS  7  THROUGH  11.

The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to Items 7 through 11, inclusive, of this Statement.

ITEM  12.  EXHIBITS.

(a)(5) Form of Letter to Unit holders dated December 3, 2002


                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 3, 2002

CMG  PARTNERS,  LLC

         By:  CMG  Advisors,  LLC,  as  Manager

         By:      /s/  Mark  J.  Swenson
                  -------------------------------------------
                  Mark  J.  Swenson,  Managing  Member

CMG  VENTURES,  LLC

         By:  CMG  Advisors,  LLC,  as  Manager

         By:      /s/  Mark  J.  Swenson
                  -------------------------------------------
                  Mark  J.  Swenson,  Managing  Member

CMG  ACQUISTION  FUND  I,  LLC

         By:  CMG  Advisors,  LLC,  as  Manager

         By:      /s/  Mark  J.  Swenson
                  -------------------------------------------
                  Mark  J.  Swenson,  Managing  Member

CMG  ACQUISTION  FUND  II,  LLC

         By:  CMG  Advisors,  LLC,  as  Manager

         By:      /s/  Mark  J.  Swenson
                  -------------------------------------------
                  Mark  J.  Swenson,  Managing  Member

CMG  ACQUISTION  FUND  III,  LLC

         By:  CMG  Advisors,  LLC,  as  Manager

         By:      /s/  Mark  J.  Swenson
                  -------------------------------------------
                  Mark  J.  Swenson,  Managing  Member

CMG  SPECIAL  FUND,  LLC

         By:  CMG  Advisors,  LLC,  as  Manager

         By:      /s/  Mark  J.  Swenson
                  -------------------------------------------
                  Mark  J.  Swenson,  Managing  Member

CMG  ADVISORS,  LLC

         By:      /s/  Mark  J.  Swenson
                  -------------------------------------------
                  Mark  J.  Swenson,  Managing  Member

MARK  J.  SWENSON

         By:      /s/  Mark  J.  Swenson
                  -------------------------------------------
                  Mark  J.  Swenson

STEVEN  C.  GREGORY

         By:      /s/  Steven  C.  Gregory
                  -------------------------------------------
                  Steven  C.  Gregory

                                  EXHIBIT INDEX

Exhibit                            Description                              Page
-------                            -----------                              ----


(a)(5)         Form of Letter to Unit holders dated December 3, 2002